Mail Stop 3-8

      							 March 22, 2005




By Facsimile and U.S. Mail

Dr. Lionel L. Reilly
President and Chief Executive Officer
Professional Veterinary Products, LTD.
10077 South 134th Street
Omaha, NE 68138

      Re:    Form 10-K for the year ended July 31, 2004
                File No.  0-26326

Dear Dr. Reilly:

      	We have completed a limited review of the above referenced filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Where a comment requests additional disclosure or other revisions to be made, such disclosures and revisions should be included in your future annual and interim reports, as applicable.
Form 10-K for the Year Ended July 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 9
Operating Segments, page 13

1. In your discussion of operating segments in future filings explain why your logistics business segment has experienced a decreasing trend in operations over the recent three year period, your direct customer services segment is experiencing dramatic growth and your wholesale distribution operations has remained fairly consistent over the same three year reporting period. In your response please show us what your revised disclosures will look like.

Contractual Obligations and Commitments, page 13

2. Please disclose scheduled interest payments for long-term obligations in your table of contractual obligations. When interest rates are variable and unknown, estimates of future variable rate interest payments may be included or excluded provided you include the appropriate disclosure in a footnote to the table. Please show us what your revised disclosures will look like. See the instructions to Item 303(a) of Regulation S-K.

Consolidated Balance Sheets, page F-2

3. We note shareholders of common stock may not sell, assign or otherwise transfer their common shares, except back to you, and that you are also required to repurchase the share of stock in the event of a shareholders` death. Please tell us why the common shares classified in stockholders` equity of the consolidated balance sheets do not qualify as shares subject to mandatory redemption defined in paragraph 9 of SFAS No. 150 and as further illustrated in paragraph
A.6  of the Statement.

Consolidated Statements of Stockholders` Equity, page F-4

4. Please tell us and revise future filings to clarify how you account for common shares issued on subscription under the existing payment plans and the associated monthly finance charges.
Specifically tell us:

a. Whether you issue shares before consideration is received, during partial payment or after all consideration is received;
b. How you journalize the collection of payments and the issuances of common shares;
c. What the net change in "accounts receivable, stock" represents and why it is not reflected as a reduction in stockholders` equity; and
d. The amount of finance charges generated for each period that an income statement is presented in your Form 10-K.
Please include in your explanation any applicable pronouncements that support your accounting treatment. We may have further comments.

Consolidated Statements of Income, page F-3

5. Please tell us if the veterinarian of record is the purchaser of
ProConn products that makes them eligible to receive sales incentives on qualified purchases. Also, tell us how you account for these sales incentives, how you characterize the consideration in your income statement and why your accounting treatment is in accordance with EITF 01-09, if applicable. Alternatively, if your accounting treatment is in accordance with a different accounting pronouncement, please advise. We may have further comments.

6. Please expand your disclosure for each different type of revenue transaction identified to describe the nature of the transaction and your revenue recognition policy. Convey whether your revenues from each type of agreement are presented on a gross or net basis and clarify for investors why that form of presentation is appropriate.

7. Please provide us with a discussion that supports your
accounting
policies for reporting revenue transactions based on the gross amount
billed to a customer as opposed to the net amount retained because you have earned a commission or fee. Please reference the indicators of gross and net revenue reporting listed in paragraphs 7 through
17
of EITF No. 99-19 in your explanation of the relevant facts and circumstances including the relative strength of the indicators in your final conclusions. Specifically provide an explanation for the following revenue streams and any others that exist and have not been identified in our request.

e. Traditional "buy/sell" transactions;
f. Consignment transactions; and
g. Agency arrangements with your product manufacturers.

Consolidated Statements of Cash Flows, page F-5

8. Please tell us why the proceeds for the issuance of shares subject to mandatory redemption and the issuance of common stock reflected in your cash flow statements do not agree with the amounts similarly described in your statement of stockholders` equity. We may have further comments.

Note 2-Summary of Significant Accounting Policies, page F-6
Direct Shipping and Handling Costs, page F-8

9. Please disclose the amount of direct handling costs excluded from cost of sales for each period presented. Please show us what your revised disclosures will look like.

Note 8-Long-Term Debt, page F-13

10. Please expand to include disclosure of the restrictions on the payment of dividends. See Rule 4-08 of Regulation S-X.


Note 13-Segment Information, page F-17

11. Please tell us what consideration you gave to including disclosure of revenues for each group of similar products and services as required by paragraph 37 of SFAS 131.

			Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review.
Please
file your supplemental response on EDGAR as a correspondence file.
Please understand that we may have additional comments after reviewing your responses to our comments.

	 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

			If you have any questions regarding our comments, please direct them to Brian V. McAllister at (202) 824-5664 or, Donna
Di Silvio at (202) 942-1852, or in their absence, to the undersigned at (202) 942-2823.

									Sincerely,



									Michael Moran
									Branch Chief
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Dr. Lionel L. Reilly
Professional Veterinary Products, LTD.
March 22, 2005
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